     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 1999



                                       REGISTRATION STATEMENT NO. 333-68493

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                AMENDMENT NO. 1

                                       TO

                                    FORM S-3

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                             SL GREEN REALTY CORP.

             (Exact name of registrant as specified in its charter)

                       MARYLAND                                                13-3956775
   (State or other jurisdiction of incorporation or              (I.R.S. employer identification number)
                     organization)

                           --------------------------


                              420 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10170
                                 (212) 594-2700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                             70 WEST 36(TH) STREET
                            NEW YORK, NEW YORK 10018
                         (FORMER ADDRESS OF REGISTRANT)

                           --------------------------


                                STEPHEN L. GREEN
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                              420 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10170
                                 (212) 594-2700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                           --------------------------

                                    COPY TO:

                            MICHAEL F. TAYLOR, ESQ.
                                BROWN & WOOD LLP
                      ONE WORLD TRADE CENTER, 58(TH) FLOOR
                              NEW YORK, N.Y. 10048
                                 (212) 839-8602
                           --------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF PUBLIC: From time to time after this Registration Statement becomes effective. If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /


    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. /X/



    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /



    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering. / /



    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. /X/


                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON THE DATE THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS

                                  $400,000,000

                                     [LOGO]

                        COMMON STOCK AND PREFERRED STOCK
--------------------------------------------------------------------------------


    We may offer our common stock and preferred stock, which may be convertible into common stock, with an aggregate initial offering price of $400,000,000 on terms to be determined at the time of offering. We may issue the securities separately or together in one or more series, in amounts, at prices and on terms described in one or more prospectus supplements. It is important that you read both this prospectus and the prospectus supplement before you invest.


    Investing in the securities involves certain risks. RISK FACTORS BEGIN ON PAGE 2.



    We may offer the securities directly, through agents, or to or through underwriters. The prospectus supplement will describe the terms of the plan of distribution and set forth the names of any underwriters involved in the sale of the securities. SEE "PLAN OF DISTRIBUTION" ON PAGE 22 FOR MORE INFORMATION ON THIS TOPIC. No securities may be sold without delivery of a prospectus supplement describing the method and terms of the offering of those securities.


    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.


June 14, 1999

                           INFORMATION ABOUT SL GREEN


    SL Green is a self managed real estate investment trust, which we refer to as a REIT, with in-house capabilities in property management, development, construction and acquisitions. We are the first such REIT to own, manage, lease, acquire and reposition only Class B office properties in Manhattan. We own all of our assets and conduct substantially all of our business through our Operating Partnership, SL Green Operating Partnership, L.P. We are the managing general partner of the Operating Partnership and as of March 31, 1999, we owned 90.8% of the outstanding partnership interests in the Operating Partnership.


    The term "Class B" is generally used in the Manhattan office market to describe office properties which are more than 25 years old but are in good physical condition, enjoy widespread acceptance by high-quality tenants and are situated in desirable locations in Manhattan. Class B office properties can be distinguished from Class A properties in that Class A properties are generally newer properties with higher finishes and obtain the highest rental rates within their markets.


    A variety of tenants who do not require, desire or cannot afford Class A space are attracted to Class B office properties due to their prime locations, excellent amenities, distinguished architecture and relatively less expensive rental rates. Class B office space has historically attracted many smaller, growth oriented firms and has played a critical role in satisfying the space requirements of particular industry groups in Manhattan, such as the advertising, apparel, business services, engineering, not-for-profit, "new media" and publishing industries. In addition, several areas of Manhattan, including many in which particular trades or industries traditionally congregate, are dominated by Class B office space and contain no or very limited Class A office space. Examples of these areas include the Garment District, the Flatiron District, the areas immediately south and north of Houston Street, Chelsea, and the area surrounding the United Nations. Certain industries are significantly concentrated in these areas, including the following industries: new media, garment, toy, jewelry, interior decoration, antiques, giftware, contract furnishing and United Nations-related businesses. The concentration of these businesses creates strong demand for the available Class B office space in those locations.



    We were incorporated in the State of Maryland on June 10, 1997. Our executive offices are located at 420 Lexington Avenue, New York, New York 10170 and our telephone number is (212) 594-2700.


                                  RISK FACTORS


    Set forth below are risks that we believe are material to investors who purchase or own common stock or preferred stock. We refer to the common stock and the preferred stock together as "securities."



OUR DEPENDENCE ON THE MARKET FOR OFFICE SPACE IN MIDTOWN MANHATTAN COULD
  ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE



    Most of our office properties are located in midtown Manhattan. As a result, our business is largely dependent on the condition of the New York City economy in general and the market for office space in midtown Manhattan, in particular. The New York City economy may not continue to grow. The market for office space in midtown Manhattan has experienced downturns, most recently in the late 1980's and the early 1990's. Future declines in the demand for office space in midtown Manhattan could adversely affect our business and, consequently, our ability to make distributions to shareholders.



    WE MAY BE UNABLE TO RENEW LEASES OR RELET SPACE AS LEASES EXPIRE. When our tenants decide not to renew their leases upon their expiration, we may not be able to relet the space. Even if tenants do renew or we can relet the space, the terms of renewal or reletting, including the cost of required renovations, may be less favorable than current lease terms. Over the next five years, through the end of 2003 leases will expire on approximately 40% of the rentable square feet at our properties. If we are unable to promptly renew the leases or relet this space, or if the rental rates upon a renewal or reletting are significantly lower than expected rates, then our results of operations and financial condition will be adversely affected. Consequently, our cash flow and ability to service debt and make distributions to shareholders would be adversely affected.



    THE EXPIRATION OF CERTAIN LEASES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. With respect to five of our properties, we hold a long-term leasehold or operating sublease interests in the land and the improvements. The average term of these long term leases, assuming exercise of our unilateral rights with regard to two of the properties, is 49 years. Pursuant to the operating sublease arrangements, we, as tenant under the operating sublease, perform the functions traditionally performed by landlords with respect to our subtenants. We are responsible for not only collecting rent from our subtenants, but also maintaining the property and paying expenses relating to the property. Accordingly, unless we can purchase the subject real estate or extend the terms of these leases before their expiration, we will lose our interest in the improvements and land upon expiration of the leases.



    RELIANCE ON MAJOR TENANTS COULD ADVERSELY AFFECT OUR FINANCIAL
CONDITION. Giving effect to signed leases in effect as of March 31, 1999 for properties owned as of March 31, 1999, five tenants each accounted for more than 1.63% of our total annualized rental revenues and these five tenants collectively accounted for approximately 9.64% of our total annualized rental revenues. Our business would be adversely affected if any of these tenants became insolvent, declared bankruptcy or otherwise refused to pay rent in a timely fashion or at all.



DEBT FINANCING, FINANCIAL COVENANTS, DEGREE OF LEVERAGE, AND INCREASES IN
  INTEREST RATES COULD ADVERSELY AFFECT OUR ECONOMIC PERFORMANCE



    SCHEDULED DEBT PAYMENTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. Our business is subject to risks normally associated with debt financing. Cash flow could be insufficient to pay distributions at expected levels and meet required payments of principal and interest. Our current credit facility matures on December 18, 2000, which date may be extended by an additional year, subject to the consent of the lenders. We may not be able to refinance existing indebtedness, which in virtually all cases requires substantial principal payments at maturity. Refinancing prior to maturity would not cause us to incur any penalties under our credit facility although the terms of the refinancing might not be as favorable as the terms of existing indebtedness. The total principal amount of our outstanding indebtedness was $294.6 million as of March 31, 1999, 38% of which is comprised of drawdowns under our credit facility. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions, such as new equity capital, our cash flow will not be sufficient in all years to repay all maturing debt. If we are unable to make such payments under our credit facility, all amounts due and owing at such time shall accrue interest at a rate equal to 4% higher than the rate at which each such loan was made. At the time of refinancing, prevailing interest rates or other factors such as the possible reluctance of lenders to make commercial real estate loans, may result in higher interest rates. Increased interest expense on the refinanced debt would adversely affect cash flow and our ability to service debt and make distributions to shareholders.



    FINANCIAL COVENANTS COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION. If a property is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, the mortgagee could foreclose on the property, resulting in loss of income and asset value. The mortgages on our properties contain customary negative covenants which, among other things, limit our ability, without the prior consent of the lender, to further mortgage the property, to enter into new leases or materially modify existing leases, and to discontinue insurance coverage. In addition, our credit facility contains customary restrictions, requirements and other limitations on our ability to operate. The credit facility also has requirements that designated total debt to assets ratios, debt service coverage ratios and minimum ratios of unencumbered assets to unsecured debt are maintained. Foreclosure on mortgaged properties or an inability to refinance existing indebtedness would likely have a negative impact on our financial condition and results of operations.



    RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW. Advances under our credit facility and property-level mortgage debt will bear interest at a variable rate. In addition, we may incur indebtedness in the future that also bears interest at a variable rate or may be required to refinance our debt at higher rates. Normal interest rate fluctuations based on historical trends are factored into our business plan to the extent that the models for potential acquisition properties are calculated at an interest rate which is greater than one percent of our actual current borrowing rate. Accordingly, greater than normal increases in interest rates could increase our interest expense, which could adversely affect our ability to continue to make distributions to shareholders.



    OUR POLICY OF NO LIMITATION ON DEBT COULD ADVERSELY AFFECT OUR CASH
FLOW. As of March 31, 1999, assuming the conversion of all outstanding units of the Operating Partnership into shares of our common stock, our debt to market capitalization ratio was approximately 32.3%, but we may increase our debt to market capitalization ratio in connection with future acquisitions. Our policy is to incur debt only if upon this incurrence our debt to market capitalization would be 50% or less. However, our organizational documents do not contain any limitation on the amount of indebtedness we may incur. Accordingly, our Board of Directors could alter or eliminate this policy and would do so, for example, if it were necessary in order for us to continue to qualify as a REIT, or to provide capital for investment, if our Board of Directors determines that this action is in the best interests of our business. If this policy were changed, we could become more highly leveraged, resulting in an increase in debt service that could adversely affect cash available for distribution to shareholders and could increase the risk of default on our indebtedness. In addition, any change that increases our debt to market capitalization percentage could be viewed as negative by investors. As a result, our share price could decrease.



    We have established our debt policy relative to the total market capitalization of our business rather than relative to the book value of our assets. We use total market capitalization because we believe that the book value of our assets, which to a large extent is the depreciated original cost of our properties, our primary tangible assets, does not accurately reflect our ability to borrow and to meet debt service requirements. Our market capitalization, however, is more variable than book value, and does not necessarily reflect the fair market value of our assets at all times. We also will consider factors other than market capitalization in making decisions regarding the incurrence of indebtedness, such as the purchase price of properties to be acquired with debt financing, the estimated market value of our properties upon refinancing and the ability of particular properties and our business as a whole to generate cash flow to cover expected debt service.



OUR SHAREHOLDERS' ABILITY TO EFFECT CHANGES IN CONTROL OF SL GREEN IS LIMITED.



    PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS COULD INHIBIT CHANGES IN CONTROL. Provisions contained in our Articles of Incorporation and Bylaws may delay or prevent a change in control of SL Green that could provide our shareholders with a premium over the then-prevailing market price of their stock. These provisions, discussed more fully below are:



    - staggered Board of Directors;



    - ownership limitations for tax purposes;



    - the Board of Directors ability to issue additional common stock and preferred stock without shareholder approval; and



    - Maryland control share acquisition statute and the business combination statute.

    OUR BOARD OF DIRECTORS IS STAGGERED INTO THREE SEPARATE CLASSES. The Board of Directors of SL Green is divided into three classes. The terms of the Class I, Class II and Class III directors expire in 2000, 2001 and 2002, respectively. Our classified board may deter changes in control because of the increased time period necessary for a third party to acquire control of the Board.



    WE HAVE A SHARE OWNERSHIP LIMIT FOR REIT TAX PURPOSES. To remain qualified as a REIT for federal income tax purposes, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of any year. An "individual" for these purposes is defined by the federal income tax laws pertaining to REITs and is very complex. To avoid violating this rule regarding share ownership limitations and maintain our REIT qualification, our Articles of Incorporation prohibit ownership by any single shareholder of more than 9.0% in value or number of shares of any class or series of our stock. We refer to this as the "Ownership Limit." The Board of Directors has the discretion to waive the Ownership Limit with respect to any shareholder, provided that the Board and our tax counsel are presented evidence that ownership in excess of the Ownership Limit by the shareholder will not affect, at that time or in the future, our REIT status and the waiver is deemed by the Board to be in the best interest of SL Green. Our Articles of Incorporation permit our Board of Directors to increase the Ownership Limit with respect to any class or series of stock. Further, our Board of Directors must waive or modify the Ownership Limit with respect to a shareholder who would not be treated as an "individual" for purposes of the tax code if the shareholder's ownership in excess of the limit will not cause a shareholder who is an individual to be treated as owning stock in excess of the Ownership Limit or otherwise jeopardize our REIT status. Absent any exemption or waiver, stock acquired or held in violation of the Ownership Limit will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the shareholder's rights to distributions and to vote would terminate. The shareholder would be entitled to receive, from the proceeds of any subsequent sale of the shares transferred to the charitable trust, the lesser of:



    (a) the price paid for the stock or, if the owner did not pay for the stock, the market price of the stock on the date of the event causing the stock to be transferred to the charitable trust; and



    (b) the amount realized from the sale.


    A transfer of stock may be void if it causes a person to violate the Ownership Limit. The Ownership Limit could delay or prevent a change in control and, therefore, could adversely affect our shareholders' ability to realize a premium over the then-prevailing market price for their stock.


    FUTURE ISSUANCES OF COMMON STOCK AND PREFERRED STOCK COULD DILUTE EXISTING SHAREHOLDERS' INTERESTS. Our Articles of Incorporation authorize our Board of Directors to issue additional shares of common stock and preferred stock without shareholder approval. This issuance could dilute our existing shareholders' interests. Also, any future series of preferred stock may have voting provisions that could delay or prevent a change of control.



    PROVISIONS OF MARYLAND LAW COULD INHIBIT CHANGES IN CONTROL. The Maryland General Corporation Law contains provisions referred to as the "control share acquisition statute" which eliminate the voting rights of shares acquired in a Maryland corporation in quantities so as to constitute "control shares," as defined under the Maryland General Corporation Law. The Maryland General Corporation Law also contains provisions referred to as the "business combination statute" which generally limit business combinations between a Maryland corporation and any 10% owners of the corporation's stock or any affiliate thereof. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for SL Green or of delaying, deferring or preventing a change in control of SL Green under circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then-prevailing market price of the shares. Currently, our bylaws contain a provision exempting any and all acquisitions by any person of shares of our stock from the control share acquisition statute. In addition, our Board of Directors adopted a resolution exempting SL Green from the provisions of the business combination statute. The Board of Directors may amend or eliminate these provisions at any time.



OUR DEPENDENCE ON SMALLER AND GROWTH-ORIENTED BUSINESSES TO RENT CLASS B OFFICE
  SPACE COULD ADVERSELY AFFECT OUR CASH FLOW



    Many of the tenants in our properties are smaller, growth-oriented businesses that may not have the financial strength of larger corporate tenants. Smaller companies generally experience a higher rate of failure than large businesses. Growth-oriented firms may seek other office space, including Class A space, as they develop. Dependence on these companies could create a higher risk of tenant defaults, turnover and bankruptcies, which could adversely affect our distributable cash flow.



THERE ARE POTENTIAL CONFLICTS OF INTEREST IN CONNECTION WITH THE FORMATION
  TRANSACTIONS AND THE BUSINESS OF SL GREEN



    Stephen L. Green, members of his immediate family and Benjamin P. Feldman, both of whom are members of senior management, or partnerships in which they were partners contributed property during our formation in exchange for units. The tax consequences flowing from the sale of property held by the Operating Partnership or from the retirement of debt by the Operating Partnership will be identical for all of our shareholders. The effect of such transactions may, however, have differing tax consequences for different holders of units of the Operating Partnership.



    As part of our formation, these individuals contributed appreciated property to the Operating Partnership in exchange for units representing partner interests in the Operating Partnership. The unitholders did not recognize any taxable gain as a result of the contribution. The Operating Partnership, however, took a tax basis in the contributed property equal to that of the contributing unitholder. In almost all instances, the fair market value of the property contributed exceeded its tax basis by a significant amount at the time of contribution. The spread between fair market value and tax basis at the time of contribution represents a built-in gain. If the Operating Partnership disposed of the contributed property in a transaction in which a taxable gain is recognized (E.G., a sale of the property), for tax purposes the built-in gain would be allocated solely to the contributing unitholder. Thus, a sale of contributed property may have no tax consequences for unitholders (including SL Green) other than the unitholder that contributed the property, which could be significant.



    A unitholder would recognize gain if it were to receive a distribution of cash from the Operating Partnership in an amount that exceeds the unitholder's tax basis in the unitholder's units. A unitholder's tax basis includes the unitholder's share of Operating Partnership liabilities (E.G., mortgage indebtedness). Operating Partnership liabilities can be specially allocated to property contributing unitholders to ensure that they will not recognize gain on the contribution of property to the Operating Partnership. If the Operating Partnership were to retire such debt, then the unitholder would experience a decrease in the unitholder's share of liabilities which, for tax purposes, would be treated as a distribution of cash to that unitholder. To the extent the deemed distribution of cash exceeded the unitholder's tax basis, the unitholder would recognize gain. Other unitholders (including SL Green) would not recognize gain as a result of the debt retirement.



    As a result, these people, some of which have substantial influence over the operations of SL Green, may have different economic incentives relating to these particular properties' sale or refinancing than SL Green and other shareholders.



    CERTAIN MANAGEMENT MAY HAVE A CONFLICT OF INTEREST OVER WHETHER TO ENFORCE TERMS OF CERTAIN AGREEMENTS. Two entities owned by one of Mr. Green's sons, First Quality Maintenance, L.P. and Classic Security LLC, currently provide cleaning and security services to all of our office properties, with the exception of cleaning services at one property. SL Green and our tenants account for approximately 29.5% of

First Quality Maintenance, L.P.'s 1998 total revenue and 44.02% of Classic Security LLC's 1998 total revenue. The contracts pursuant to which these services are provided are not the result of arm's length negotiations and, therefore, there can be no assurance that the terms and conditions are not less favorable than those which could be obtained from third parties providing comparable services. We currently have a policy that any material contract or transaction with an affiliate of management must be approved by a majority of the disinterested directors of our Board of Directors. The contracts with Mr. Green's son's companies are annually reviewed by the Board of Directors pursuant to this policy.



    CERTAIN MANAGEMENT MAY HAVE A CONFLICT OF INTEREST OVER WHETHER TO ENFORCE TERMS OF CERTAIN EMPLOYMENT AND NONCOMPETITION AGREEMENTS. Mr. Green, David J. Nettina, Nancy A. Peck, Steven H. Klein, Benjamin P. Feldman, Marc Holliday and Gerard Nocera have entered into employment and noncompetition agreements with us pursuant to which they have agreed not to engage in the acquisition, development or operation of office real estate in the New York City metropolitan area. With the exception of Ms. Peck's agreement, for the most part these restrictions apply both during their employment and for a period of time thereafter. They are also prohibited from otherwise disrupting or interfering with our business through the solicitation of our employees or clients or otherwise. To the extent that we choose to enforce our rights under any of these agreements, we may determine to pursue available remedies, such as actions for damages or injunctive relief, less vigorously than we otherwise might because of our desire to maintain our ongoing relationship with the individual involved.



    CONFLICTS OF INTEREST EXIST WITH SL GREEN AFFILIATES. To address conflicts of interest as they arise, SL Green has adopted certain policies and entered into agreements with its executive officers designed to eliminate or minimize certain potential conflicts of interest. In that regard, we have adopted a policy that, without the approval of a majority of the disinterested directors, we will not:



    - acquire from or sell to any of our directors, officer or employees or their affiliates, or any entity in which any of them beneficially owns more than a 1% interest, any of our assets;



    - make loan to or borrow from any of these persons; or



    - engage in any other transaction with any of these persons.



    In addition, SL Green's Board of Directors is subject to provisions of Maryland law which are designed to eliminate or minimize potential conflicts of interest. We cannot guarantee, however, that these policies and provisions or these agreements always will be successful in eliminating the influence of such conflicts. As a result, decisions could be made that may fail to reflect fully the interests of all stockholders.



    OUTSIDE INTERESTS OF OFFICERS AND DIRECTORS COULD CONFLICT WITH OUR INTERESTS. As we have previously stated, Messrs. Green and Feldman own interests in some of our properties through their ownership of units in the operating partnership. In addition, Mr. Green, Mr. Feldman and Ms. Peck own direct and indirect interests in office properties and other real estate assets and these interests may give rise to conflicts of interest concerning the fulfillment of their responsibilities as officers and, in the case of Messrs. Green and Feldman, directors of SL Green.



WE RELY ON KEY PERSONNEL WHOSE CONTINUED SERVICE IS NOT GUARANTEED



    We are dependent on the efforts of our executive officers, Mr. Green, Nancy
A. Peck, David J. Nettina, Steven H. Klein, Benjamin P. Feldman, Gerard Nocera, Ann Iseley and Marc Holliday. Mr. Green has interests in various properties in Manhattan and a property located in Pennsylvania which are exempt from the non-competition provisions of Mr. Green's employment and non-competition agreement. Each of our executive officers, except Ms. Iseley, has entered into an employment and noncompetition agreement with us which provides, among other items, that each person will devote substantially all of his or her business time to SL Green. The non-competitive provisions of these agreements despite being limited in scope and duration, could be difficult to enforce, or may be subject to limited enforcement, should litigation arise over them in the future. At her request, we did not enter into an employment and noncompetition agreement with Ms. Iseley. With the exception of Messr's Green and Nettina, in the event that any other such officer is no longer our employee, we would not consider any such loss to be critical.



SHAREHOLDER APPROVAL IS NOT REQUIRED TO CHANGE OUR POLICIES



    Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including qualification as a REIT, are determined by our Board of Directors. Our Board of Directors may amend or revise these policies at any time at its discretion without a vote of our shareholders. A change in these policies could adversely affect our financial condition, results of operations or the market price of the common stock.



LIMITATIONS ON ABILITY TO SELL OR REDUCE THE MORTGAGE INDEBTEDNESS ON CERTAIN
  PROPERTIES COULD ADVERSELY AFFECT THE VALUE OF THE STOCK



    We have agreed to certain restrictions relating to future transactions involving 673 First Avenue and 470 Park Avenue, which we call the "Lock-out Provisions." Pursuant to the Lock-out Provisions, we may not sell our interest in, or earlier than one year prior to maturity, reduce the mortgage indebtedness, other than pursuant to scheduled amortization, on 673 First Avenue and 470 Park Avenue South during the Lock-out Period without the approval of unit holders holding at least 75% of the units issued in consideration for these properties. In addition, during the Lock-out Period, we are obligated to use commercially reasonable efforts, beginning one year prior to the stated maturity, to refinance at maturity, on a basis that is nonrecourse to the Operating Partnership and us, with the least amount of principal amortization as is available on commercially reasonable terms, the mortgage indebtedness secured by each of these properties at not less than the principal amount outstanding on the maturity date. The maturity date for the mortgage loan for 673 First Avenue is December 12, 2003 and the maturity date for the mortgage loan for 470 Park Avenue is April 1, 2004. Finally, during the Lock-out Period, we may not incur debt secured by any of these properties if the amount of the new debt would exceed the greater of 75% of the value of the property securing the debt or the amount of existing debt being refinanced plus costs associated therewith. As used herein "Lock-out Period" refers to the time period during which restrictions contained in the Lock-out Provisions apply.



    The Lock-out Provisions may impair our ability to take actions during the Lock-out Period that would otherwise be in your best interests and, therefore, may have an adverse impact on the value of our stock relative to the value that would result if the Lock-out Provisions did not exist. In particular, the Lock-out Provisions could preclude the Operating Partnership from participating in certain major transactions that could result in a disposition of the Operating Partnership's assets or a change in control of SL Green even though a disposition or change in control might be in the best interests of the shareholders.



    We anticipate that, in connection with future acquisitions of interests in properties in which we use units as consideration, we may agree to similar limitations on our ability to sell, or reduce the amount of mortgage indebtedness on, the acquired properties, which may increase our leverage. The limitations may impair our ability to take actions that would otherwise be in the best interests of shareholders and, therefore, may have an adverse impact on the value of our securities relative to the value that would result if the limitations did not exist.

FAILURE OF SL GREEN TO QUALIFY AS A REIT WOULD BE COSTLY



    SL Green has operated so as to qualify as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1997. Many of these requirements, however, are highly technical and complex. The determination that we are a REIT requires an analysis of various factual matters and circumstances that may not be totally within our control. For example, to qualify as a REIT, at least 95% of our gross income must come from certain sources that are itemized in the REIT tax laws. We are also required to distribute to shareholders at least 95% of our REIT taxable income excluding capital gains. The fact that we hold our assets through the Operating Partnership and its subsidiaries further complicates the application of the REIT requirements. Even a technical or inadvertent mistake could jeopardize our REIT status. Furthermore, Congress and the IRS might make changes to the tax laws and regulations, and the courts might issue new rulings that make it more difficult, or impossible for us to remain qualified as a REIT.


    If we fail to qualify as a REIT, we would be subject to federal income tax at regular corporate rates. Also, unless the IRS granted us relief under certain statutory provisions, we would remain disqualified as a REIT for four years following the year we first failed to qualify. If we failed to qualify as a REIT, we would have to pay significant income taxes and would therefore have less money available for investments or for distributions to shareholders. This would likely have a significant adverse affect of the value of our securities. In addition, we would no longer be required to make any distributions to shareholders.


THE FINANCIAL CONDITION OF THIRD-PARTY PROPERTY MANAGEMENT, LEASING AND
  CONSTRUCTION BUSINESSES COULD ADVERSELY AFFECT OUR FINANCIAL CONDITION



    In order to maintain and preserve our status as a REIT, we cannot provide certain services directly to tenants of properties that we do not wholly own. These services include management, leasing and construction services. Rather than providing the services ourselves, we have non-controlled subsidiaries, which we refer to as the "Services Corporations," provide the services. We are subject to the risks associated with the management, leasing and construction businesses that are conducted by our Service Corporations, in which the Operating Partnership holds a 95% economic interest. These risks include the risk that management and leasing contracts with third party property owners will not be renewed upon expiration, will be canceled pursuant to cancellation options or will not be renewed on terms at least as favorable to us as current terms, that the rental revenues upon which management, leasing and construction fees are based will decline as a result of general real estate market conditions or specific market factors affecting properties we service, and that leasing and construction activity generally will decline. Since our initial public offering, 11 management and leasing contracts with third party property owners have been cancelled, representing an aggregate decrease of approximately $0.9 million in annual revenue. We do not intend to seek to replace the contracts or to pursue other third party management and leasing opportunities. Each of these developments could adversely affect the revenues of the Service Corporations and could adversely affect our ability to continue to make expected distributions to our shareholders.



    The Service Corporation LLC currently owns 100% of the voting common stock, representing 5% of the economic interest, of each of the Service Corporations. As a result, we do not have the ability to elect or remove any members of the Board of Directors of the Service Corporations, and, therefore, our ability to influence the day-to-day decisions of the Service Corporations is limited. As a result, the boards of directors or management of the Service Corporations may implement business policies or decisions that might not have been implemented by persons elected by us and that are adverse to our interests or that lead to adverse financial results, which could adversely affect our ability to make expected distributions to shareholders.

WE ARE DEPENDENT ON EXTERNAL SOURCES OF CAPITAL



    Because of distribution requirements imposed on us to qualify as a REIT, it is not likely that we will be able to fund all future capital needs, including acquisitions, from income from operations. We therefore will have to rely on third-party sources of capital, which may or may not be available on favorable terms or at all. Our access to third-party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. In addition, we anticipate having to raise money in the public equity and debt markets with some regularity, and our ability to do so will be dependent upon the general conditions prevailing in these markets. Recent conditions have demonstrated that conditions may exist which effectively prevent us, and REITs in general, from accessing these markets. Moreover, additional equity offerings may result in substantial dilution of our shareholders' interests, and additional debt financing may substantially increase our leverage.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of the securities offered hereby will be used for general corporate purposes, which may include the repayment of existing indebtedness, the development or acquisition of additional properties as suitable opportunities arise and the renovation, expansion and improvement of our existing properties. Further details relating to the use of the net proceeds will be set forth in the applicable Prospectus Supplement.


   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS


    Our ratios of earnings to fixed charges are as follows:


                                       SL GREEN REALTY CORP.                     SL GREEN PREDECESSOR(1)
                                          (CONSOLIDATED)                                (COMBINED)
                      -------------------------------------------------------  ----------------------------
                       THREE MONTHS                                             JANUARY 1, 1997
                           ENDED          YEAR ENDED      AUGUST 21, 1997 TO          TO                    YEARS ENDED
                      MARCH 31, 1999   DECEMBER 31, 1998   DECEMBER 31, 1997    AUGUST 20, 1997            DECEMBER 31,
                      ---------------  -----------------  -------------------  -----------------  -------------------------------
                                                                                                    1996       1995       1994
                                                                                                  ---------  ---------  ---------
Ratio of Earnings to
  Fixed Charges
  (2)...............          1.57              1.63                3.96                  (3)            (3)        (3)        (3)


------------------------

(1) The SL Green Predecessor is not a legal entity but rather a combination of real estate properties and affiliated real estate management, construction and leasing entities under common control and management of Mr. Green.


(2) Prior to completion of the initial public offering on August 20, 1997, the SL Green Predecessor operated in a manner as to minimize net taxable income to the owners. The initial public offering and the related Formation Transactions permitted us to deleverage our properties significantly, resulting in a significantly improved ratio of earnings to fixed charges.



(3) For the period January 1, 1997 to August 20, 1997 and the years ended December 31, 1996, 1995 and 1994, SL Green Predecessor's fixed charge ratios were deficits of $100, $3,470, $6,923 and $5,040, respectively.



    The ratios of earnings to combined fixed charges and preferred stock dividends were computed by dividing earnings by fixed charges, which includes 100% of majority owned non-combined entities of the SL Green Predecessor. For this purpose, earnings consist of income or loss before gains from sale of property and extraordinary items plus fixed charges. Fixed charges consist of interest expense including interest costs capitalized, the amortization of debt issuance costs and rental expense deemed to represent interest expense and has been combined with preferred dividends which was associated with preferred stock issued by SL Green during May 1998.

                          DESCRIPTION OF COMMON STOCK

GENERAL


    SL Green's Articles of Incorporation, which we refer to as the "Charter," provide that we may issue up to 100 million shares of common stock, $.01 par value per share. Subject to the provisions of the Charter regarding excess stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of directors, and, except as provided with respect to any other class or series of stock, the holders of this stock will possess the exclusive voting power. There is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares will not be able to elect any directors. On March 31, 1999, there were 24,191,826 shares of common stock outstanding.



    All shares of common stock offered hereby have been duly authorized, and will be fully paid and nonassessable. Subject to the preferential rights of any other shares or series of stock and to the provisions of the Charter regarding excess stock, holders of shares of common stock are entitled to receive dividends on this stock if, as and when authorized and declared by the Board of Directors of SL Green out of assets legally available therefor and to share ratably in the assets of SL Green legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all known debts and liabilities of SL Green.



    Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of SL Green. Subject to the provisions of the Charter regarding excess stock, shares of common stock will have equal dividend, liquidation and other rights.



CERTAIN PROVISIONS OF SL GREEN'S ARTICLES OF INCORPORATION



    The Charter authorizes the Board of Directors to reclassify any unissued shares of common stock into other classes or series of classes of stock and to establish the number of shares in each class or series and to set the preferences, conversion and other rights, voting powers, restrictions, limitations and restrictions on ownership, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series.



    The Board of Directors is divided into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered terms. At each annual meeting of shareholders, the class of directors to be elected at the meeting will be elected for a three-year term and the directors in the other two classes will continue in office. We believe that classified directors will help to assure the continuity and stability of the Board of Directors and our business strategies and policies as determined by the Board of Directors. The use of a staggered board may delay or defer a change in control of SL Green or removal of incumbent management.


RESTRICTIONS ON OWNERSHIP


    For SL Green to qualify as a REIT under the Internal Revenue Code of 1986, as amended, not more than 50% in value of its outstanding common stock may be owned, directly or indirectly, by five or fewer individuals, according to the definition in the Code, during the last half of a taxable year and the common stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. To satisfy the above ownership requirements and certain other requirements for qualification as a REIT, the Board of Directors has adopted, and the shareholders prior to the initial public offering approved, a provision in the Charter restricting the ownership or acquisition of shares of common stock. SEE "RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK."

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is the American Stock Transfer & Trust Company.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL


    The Charter provides that we may issue up to 25 million shares of preferred stock, $.01 par value per share. On March 31, 1999 there were 4,600,000 shares of preferred stock outstanding.



    The following description of the preferred stock sets forth certain general terms and provisions of the preferred stock to which any Prospectus Supplement may relate. The statements below describing the preferred stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Charter and Bylaws of SL Green and any applicable articles supplementary to the Charter designating terms of a series of preferred stock.



    The issuance of preferred stock could adversely affect the voting power, dividend rights and other rights of holders of common stock. Although the Board of Directors does not have this intention at the present time, it could establish a series of preferred stock that could, depending on the terms of the series, delay, defer or prevent a transaction or a change in control of SL Green that might involve a premium price for the common stock or otherwise be in the best interest of the holders thereof. Management believes that the availability of preferred stock will provide SL Green with increased flexibility in structuring possible future financing and acquisitions and in meeting other needs that might arise.


TERMS


    Subject to the limitations prescribed by the Charter, the Board of Directors is authorized to fix the number of shares constituting each series of preferred stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and other subjects or matters as may be fixed by resolution of the Board of Directors. The preferred stock will, when issued, be fully paid and nonassessible by SL Green and will have no preemptive rights.


    Reference is made to the Prospectus Supplement relating to the series of preferred stock offered thereby for the specific terms thereof, including:


    - The title and stated value of the preferred stock;



    - The number of shares of the preferred stock, the liquidation preference per share of the preferred stock and the offering price of the preferred stock;



    - The dividend rate(s), period(s) and/or payment day(s) or method(s) of calculation thereof applicable to the preferred stock;



    - The date from which dividends on the preferred stock shall accumulate, if applicable;



    - The procedures for any auction and remarketing, if any, for the preferred stock;



    - The provision for a sinking fund, if any, for the preferred stock;



    - The provision for redemption, if applicable, of the preferred stock;



    - Any listing of the preferred stock on any securities exchange;

    - The terms and conditions, if applicable, upon which the preferred stock may or will be convertible into common stock of SL Green, including the conversion price or manner of calculation thereof;



    - The relative ranking and preferences of the preferred stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of SL Green;



    - Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of SL Green as a REIT;



    - A discussion of federal income tax considerations applicable to the preferred stock; and



    - Any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.


RANK


    Unless otherwise specified in the applicable prospectus supplement, the preferred stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of SL Green, rank:



        (a) senior to all classes or series of common stock and to all equity securities issued by SL Green the terms of which provide that the equity securities shall rank junior to the preferred stock;



        (b) on a parity with all equity securities issued by SL Green other than those referred to in clauses (a) and (c); and



        (c) junior to all equity securities issued by SL Green which the terms of the preferred stock provide will rank senior to it. The term "equity securities" does not include convertible debt securities.


DIVIDENDS

    Unless otherwise specified in the applicable Prospectus Supplement, the preferred stock will have the rights with respect to payment of dividends set forth below.


    Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by the Board of Directors, out of assets of SL Green legally available for payment, cash dividends in the amounts and on the dates as will be set forth in, or pursuant to, the applicable prospectus supplement. Each dividend shall be payable to holders of record as they appear on the share transfer books of SL Green on the record dates as shall be fixed by the Board of Directors.



    Dividends on any series of preferred stock may be cumulative or non-cumulative, as provided in the applicable Prospectus Supplement. Dividends, if cumulative, will be cumulative from and after the date set forth in the applicable Prospectus Supplement. If the Board of Directors fails to declare a dividend payable on a dividend payment date on any series of preferred stock for which dividends are non-cumulative, then the holders of this series of preferred stock will have no right to receive a dividend in respect of the related dividend period and SL Green will have no obligation to pay the dividend accrued for the period, whether or not dividends on this series of preferred stock are declared payable on any future dividend payment date.



    If preferred stock of any series is outstanding, no full dividends will be declared or paid or set apart for payment on any capital stock of SL Green of any other series ranking, as to dividends, on a parity with or junior to the preferred stock of this series for any period unless:



        (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment for all past dividend periods and the then current dividend period; or



        (b) if this series of preferred stock does not have a cumulative dividend, full dividends for the then current dividend period have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for the payment on the preferred stock of this series.



    When dividends are not paid in full or a sum sufficient for the full payment is not so set apart upon preferred stock of any series and the shares of any other series of preferred stock ranking on a parity as to dividends with the preferred stock of this series, all dividends declared upon the preferred stock of this series and any other series of preferred stock ranking on a parity as to dividends with the preferred stock shall be declared pro rata so that the amount of dividends declared per share of preferred stock of this series and the other series of preferred stock shall in all cases bear to each other the same ratio that accrued dividends per share on the preferred stock of this series and the other series of preferred stock which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend, bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on preferred stock of this series which may be in arrears.



    Except as provided in the immediately preceding paragraph, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on the preferred stock of this series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of this series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no dividends, other than in shares of common stock or other capital stock ranking junior to the preferred stock of this series as to dividends and upon liquidation, shall be declared or paid or set aside for payment or other distribution shall be declared or made upon the common stock, or any other capital stock of SL Green ranking junior to or on a parity with the preferred stock of this series as to dividends or upon liquidation, nor shall any shares of common stock, or any other capital stock of SL Green ranking junior to or on a parity with the preferred stock of this series as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration or any moneys be paid to or made available for a sinking fund for the redemption of any of the shares by SL Green except:



        (a) by conversion into or exchange for other capital stock of SL Green ranking junior to the preferred stock of this series as to dividends and upon liquidation; or



        (b) redemptions for the purpose of preserving SL Green's status as a REIT.


REDEMPTION


    If so provided in the applicable Prospectus Supplement, the preferred stock will be subject to mandatory redemption or redemption at the option of SL Green, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in the Prospectus Supplement.



    The Prospectus Supplement relating to a series of preferred stock that is subject to mandatory redemption will specify the number of shares of the preferred stock that shall be redeemed by SL Green in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accumulated and unpaid dividends thereon which shall not, if the preferred stock does not have a cumulative dividend, include any accumulation in respect of unpaid dividends for prior dividend periods, to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for preferred stock of any series is payable only from the net proceeds of the issuance of capital stock of SL Green, the terms of the preferred stock may provide that, if no capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred stock shall automatically and mandatorily be converted into the applicable capital stock of SL Green pursuant to conversion provisions specified in the applicable prospectus supplement.



    Notwithstanding the foregoing, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on all shares of any series of preferred stock shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, no shares of any series of preferred stock shall be redeemed unless all outstanding preferred stock of this series is simultaneously redeemed; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of preferred stock of this series to preserve the REIT status of SL Green or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of this series. In addition, unless (a) if this series of preferred stock has a cumulative dividend, full cumulative dividends on all outstanding shares of any series of preferred stock have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, and (b) if this series of preferred stock does not have a cumulative dividend, full dividends on the preferred stock of any series have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for the then current dividend period, SL Green shall not purchase or otherwise acquire, directly or indirectly, any shares of preferred stock of this series except by conversion into or exchange for capital stock of SL Green ranking junior to the preferred stock of this series as to dividends and upon liquidation; PROVIDED, HOWEVER, that the foregoing shall not prevent the purchase or acquisition of preferred stock of this series to preserve the REIT status of SL Green or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding preferred stock of this series.



    If fewer than all of the outstanding shares of preferred stock of any series are to be redeemed, the number of shares to be redeemed will be determined by SL Green and the shares may be redeemed pro rata from the holders of record of the shares in proportion to the number of the shares held or for which redemption is requested by the holder, with adjustments to avoid redemption of fractional shares, or by lot in a manner determined by SL Green.



    Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of preferred stock of any series to be redeemed at the address shown on the share transfer books of SL Green. Each notice shall state:



    - the redemption date;



    - the number of shares and series of the preferred stock to be redeemed;



    - the redemption price;



    - the place or places where certificates for the preferred stock are to be surrendered for payment of the redemption price;



    - that dividends on the shares to be redeemed will cease to accumulate on the redemption date; and



    - the date upon which the holder's conversion rights, if any, as to the shares shall terminate.

If fewer than all the shares of preferred stock of any series are to be redeemed, the notice mailed to each holder thereof shall also specify the number of shares of preferred stock to be redeemed from each holder. If notice of redemption of any preferred stock has been given and if the funds necessary for the redemption have been set aide by SL Green in trust for the benefit of the holders of any preferred stock so called for redemption, then from and after the redemption date dividends will cease to accumulate on the preferred stock, and all rights of the holders of the preferred stock will terminate, except the right to receive the redemption price.


LIQUIDATION PREFERENCE


    Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of SL Green, then, before any distribution or payment shall be made to the holders of any common stock or any other class or series of capital stock of SL Green ranking junior to the preferred stock of this series in the distribution of assets upon any liquidation, dissolution or winding up of SL Green, the holders of the preferred stock shall be entitled to receive out of assets of SL Green legally available for distribution to shareholders liquidating distributions in the amount of the liquidation preference per share that is set forth in the applicable Prospectus Supplement, plus an amount equal to all dividends accumulated and unpaid thereon, which shall not include any accumulation in respect of unpaid dividends for prior dividend periods if the preferred stock does not have a cumulative dividend. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred stock will have no rights or claim to any of the remaining assets of SL Green. In the event that, upon any voluntary or involuntary liquidation, dissolution or winding up, the available assets of SL Green are insufficient to pay the amount of the liquidating distributions on all outstanding preferred stock of this series and the corresponding amounts payable on all shares of other classes or series of capital stock of SL Green ranking on a parity with the preferred stock in the distribution of assets, then the holders of the preferred stock and all other classes or series of capital stock shall share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.



    The consolidation or merger of SL Green with or into any other entity, or the merger of another entity with or into SL Green, or a statutory share exchange by SL Green, or the sale, lease or conveyance of all or substantially all of the property or business of SL Green, shall not be deemed to constitute a liquidation, dissolution or winding up of SL Green.


VOTING RIGHTS

    Holders of the preferred stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.


    Whenever dividends on any series of preferred stock shall be in arrears for six or more quarterly periods, the holders of the preferred stock, voting separately as a class with all other series of preferred stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors of SL Green at a special meeting called by the holders of record of at least ten percent of any series of preferred stock so in arrears, unless the request is received less than 90 days before the date fixed for the next annual or special meeting of the shareholders, or at the next annual meeting of shareholders, and at each subsequent annual meeting until (a) if this series of preferred stock has a cumulative dividend, all dividends accumulated on this shares of preferred stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment or (b) if this series of preferred stock does not have a cumulative dividend, four quarterly dividends shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In these cases, the entire Board of Directors will be increased by two directors.

    Unless provided otherwise for any series of preferred stock, so long as any shares of the preferred stock remain outstanding, SL Green will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of this series of preferred stock outstanding at the time, given in person or by proxy, either in writing or at a meeting with this series voting separately as a class:



        (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking senior to the preferred stock with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of SL Green, or reclassify any authorized capital stock of SL Green into the stock, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any of this stock; or



        (b) amend, alter or repeal the provisions of the Charter or the Designating Amendment for this series of preferred stock, whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of this series of preferred stock or the holders thereof;



    PROVIDED, HOWEVER, with respect to the occurrence of any of the events set forth in (b) above, so long as this series of preferred stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an event SL Green may not be the surviving entity, the occurrence of any similar event shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of holders of this series of preferred stock; and provided, further, that (x) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock, or (y) any increase in the amount of authorized shares of this series of preferred stock or any other series of preferred stock, in each case ranking on a parity with or junior to the preferred stock of this series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up of SL Green, shall not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers.



    The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which the vote or consent would otherwise be required shall be effected, all outstanding shares of this series of preferred stock shall have been converted, redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect the redemption.


CONVERSION RIGHTS


    The terms and conditions, if any, upon which any series of preferred stock is convertible into shares of common stock will be set forth in the applicable Prospectus Supplement. The terms will include the number of shares of common stock into which the shares of preferred stock are convertible, the conversion price, or manner of calculation thereof, the conversion period, provisions as to whether conversion will be at the option of the holders of the preferred stock or SL Green, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of the preferred stock.


SHAREHOLDER LIABILITY


    As discussed above under "Description of Common Stock--General," applicable Maryland law provides that no shareholder, including holders of preferred stock, shall be personally liable for the acts and obligations of SL Green and that the funds and property of SL Green shall be the only recourse for these acts or obligations.


RESTRICTIONS ON OWNERSHIP


    As discussed below under "Restrictions on Ownership of Capital Stock," for SL Green to qualify as a REIT under the Code, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, which in the Code includes certain entities, during the last half of a taxable year. Therefore, the Designating Amendment for each series of preferred stock may contain provisions restricting the ownership and transfer of the preferred stock. The applicable Prospectus Supplement will specify any additional ownership limitation relating to a series of preferred stock.


REGISTRAR AND TRANSFER AGENT

    The Registrar and Transfer Agent for the preferred stock is the American Stock Transfer & Trust Company.

                   RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK

EXCESS STOCK


    The Charter provides that SL Green may issue up to 75 million shares of excess stock, par value $.01 per share. FOR A DESCRIPTION OF EXCESS STOCK, SEE "--RESTRICTIONS ON OWNERSHIP" BELOW.


RESTRICTIONS ON OWNERSHIP


    For SL Green to qualify as a REIT under the Code, among other things, not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals during the last half of a taxable year, other than the first year, and the shares of capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, other than the first year, or during a proportionate part of a shorter taxable year. Pursuant to the Code, common stock held by certain types of entities, such as pension trusts qualifying under Section 401(a) of the Code, United States investment companies registered under the Investment Company Act of 1940, partnerships, trusts and corporations, will be attributed to the beneficial owners of these entities for purposes of the five or fewer requirement. For example, the beneficial owners of these entities will be counted as shareholders of SL Green.



    In order to protect SL Green against the risk of losing its status as a REIT due to a concentration of ownership among its shareholders, the Charter, subject to certain exceptions, provides that no shareholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.0%, which we refer to as the "Ownership Limit," of the aggregate number or value of SL Green's outstanding shares of common stock. Limitations on the ownership of preferred stock may also be imposed by SL Green. SEE "DESCRIPTION OF PREFERRED STOCK--RESTRICTIONS ON OWNERSHIP." Any direct or indirect ownership of shares of stock in excess of the Ownership Limit or that would result in the disqualification of SL Green as a REIT, including any transfer that results in shares of capital stock being owned by fewer than 100 persons or results in SL Green being "closely held" within the meaning of Section 856(h) of the Code, shall be null and void, and the intended transferee will acquire no rights to the shares of capital stock. The foregoing restrictions on transferability and ownership will not apply if the Board of Directors determines that it is no longer in the best interests of SL Green to attempt to qualify, or to continue to qualify, as a REIT. The Board of Directors may, in its sole discretion, waive the Ownership Limit if evidence satisfactory to the Board of Directors and SL Green's tax counsel is presented that the changes in ownership will not then or in the future jeopardize SL Green's REIT status and the Board of Directors otherwise decides that this action is in the best interest of SL Green.



    Shares of capital stock owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit will automatically be converted into shares of excess stock that will be transferred, by operation of law, to the trustee of a trust for the exclusive benefit of one or more charitable organizations described in Section 170(b)(1)(A) and 170(c) of the Code. The trustee of the trust will be deemed to own the excess stock for the benefit of the charitable beneficiary on the date of the violative transfer to the original transferee-shareholder. Any dividend or distribution paid to the original transferee-shareholder of excess stock prior to the discovery by SL Green that capital stock has been transferred in violation of the provisions of SL Green's Charter shall be repaid to the trustee upon demand. Any dividend or distribution authorized and declared but unpaid shall be rescinded as void from the beginning with respect to the original transferee-shareholder and shall instead be paid to the trustee of the trust for the benefit of the charitable beneficiary. Any vote cast by an original transferee-shareholder of shares of capital stock constituting excess stock prior to the discovery by SL Green that shares of capital stock have been transferred in violation of the provisions of the Charter shall be rescinded as void from the beginning. While the excess stock is held in trust, the original transferee-shareholder will be deemed to have given an irrevocable proxy to the trustee to vote the capital stock for the benefit of the charitable beneficiary. The trustee of the trust may transfer the interest in the trust representing the excess stock to any person whose ownership of the shares of capital stock converted into this excess stock would be permitted under the Ownership Limit. If this transfer is made, the interest of the charitable beneficiary shall terminate and the proceeds of the sale shall be payable to the original transferee shareholder and to the charitable beneficiary as described herein. The original transferee-shareholder shall receive the lesser of (a) the price paid by the original transferee-shareholder for the shares of capital stock that were converted into excess stock or, if the original transferee-shareholder did not give value for the shares, the average closing price for the class of shares from which the shares of capital stock were converted for the ten trading days immediately preceding the sale or gift, and
(b) the price received by the trustee from the sale or other disposition of the excess stock held in trust. The trustee may reduce the amount payable to the original transferee-shareholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-shareholder and are owed by the original transferee-shareholder to the trustee. Any proceeds in excess of the amount payable to the original transferee-shareholder shall be paid by the trustee to the charitable beneficiary. Any liquidation distributions relating to excess stock shall be distributed in the same manner as proceeds of a sale of excess stock. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulations, then the original transferee-shareholder of any shares of excess stock may be deemed, at the option of SL Green, to have acted as an agent on behalf of SL Green in acquiring the shares of excess stock and to hold the shares of excess stock on behalf of SL Green.



    In addition, SL Green will have the right, for a period of 90 days during the time any shares of excess stock are held in trust, to purchase all or any portion of the shares of excess stock at the lesser of (a) the price initially paid for the shares by the original transferee-shareholder, or if the original transferee-shareholder did not give value for the shares, the average closing price for the class of stock from which the shares of excess stock were converted for the ten trading days immediately preceding the sale or gift, and
(b) the average closing price for the class of stock from which the shares of excess stock were converted for the ten trading days immediately preceding the date SL Green elects to purchase the shares. SL Green may reduce the amount payable to the original transferee-shareholder by the amount of dividends and distributions relating to the shares of excess stock which have been paid to the original transferee-shareholder and are owed by the original transferee-shareholder to the trustee. SL Green may pay the amount of the reductions to the trustee for the benefit of the charitable beneficiary. The 90-day period begins on the later date of which notice is received of the violative transfer if the original transferee-shareholder gives notice to SL Green of the transfer or, if no notice is given, the date the Board of Directors determines that a violative transfer has been made.


    These restrictions will not preclude settlement of transactions through the New York Stock Exchange.

    All certificates representing shares of stock will bear a legend referring to the restrictions described above.


    Each shareholder shall upon demand be required to disclose to SL Green in writing any information with respect to the direct, indirect and constructive ownership of capital stock of SL Green as the Board of Directors deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.



    The Ownership Limit may have the effect of delaying, deferring or preventing a change in control of SL Green unless the Board of Directors determines that maintenance of REIT status is no longer in the best interest of SL Green.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES



    The following discussion summarizes the material Federal income tax consequences that are generally applicable to all prospective holders of the Offered Securities. The specific tax consequences of owning the Offered Securities will vary depending on the circumstances of a particular stockholder. The discussion contained herein does not purport to address all aspects of Federal income taxation that may be relevant to particular holders, therefore, it is imperative that a stockholder review the following discussion and consult with a tax advisor to determine the interaction of such stockholder's tax situation with the anticipated tax consequences of owning Offered Securities.



    The information in this section and the opinions of Brown & Wood LLP are based on the Code, existing and proposed Treasury Regulations thereunder, current administrative interpretations and court decisions. No assurance can be given that future legislation, Treasury Regulations, administrative interpretations and court decisions will not significantly change current law or affect existing interpretations of current law in a manner which is adverse to stockholders. Any such change could apply retroactively to transactions preceding the date of change. SL Green and the Operating Partnership do not plan to obtain any rulings from the IRS concerning any tax issue with respect to SL Green. Thus, no assurance can be provided that the opinions and statements set forth herein, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.



    This summary does not discuss state, local or foreign tax considerations. Except where indicated, the discussion below describes general Federal income tax considerations applicable to individuals who are "U.S. persons" for federal income tax purposes. Accordingly, the following discussion has limited application to domestic corporations and persons subject to specialized Federal income tax treatment, such as foreign persons, trusts, estates, tax-exempt entities, regulated investment companies and insurance companies.



    As used in this section, the term "Operating Partnership" refers solely to SL Green Operating Partnership, L.P.



    PROSPECTIVE STOCKHOLDERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS WITH REGARD TO THE APPLICATION OF THE FEDERAL INCOME TAX LAWS TO SUCH STOCKHOLDERS' RESPECTIVE PERSONAL TAX SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION.



TAXATION OF SL GREEN



GENERAL



    We elected to be taxed as a REIT under Sections 856 through 860 of the Code effective for our taxable year ending December 31, 1997. In the opinion of Brown & Wood LLP, commencing with our taxable year ended December 31, 1997, we have been organized in conformity with the requirements for qualification and taxation as a REIT under the Code and our method of operation will enable us to meet the requirements for qualification and taxation as a REIT. This opinion is based on various assumptions relating to the organization and operation of SL Green, the Operating Partnership, the Management LLC, the Management Corporation, the Leasing Corporation and the Construction Corporation and upon certain of their representations as to certain relevant factual matters, including matters related to their organization and expected manner of operation. We refer to the Management Corporation and the Management LLC as the "Management Entities." Moreover, qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual operating results, the various qualification tests imposed under the Code. Brown & Wood LLP will not review compliance with these tests on a continuing basis. SEE "FAILURE TO QUALIFY" BELOW.

    The following is a general summary of the material Code provisions that govern the Federal income tax treatment of a REIT and its stockholders. These provisions of the Code are highly technical and complex.



    If we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income taxes on net income that we distribute currently to stockholders. This treatment substantially eliminates the "double taxation" (taxation at both the corporate and stockholder levels) that generally results from investment in a corporation. However, we will be subject to Federal income and excise tax in certain circumstances, including the following. First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains, other than certain retained capital gains as discussed below. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference. Third, if we have (a) net income from the sale or other disposition of "foreclosure property", which is, in general, property acquired by foreclosure or otherwise on default of a loan secured by the property, held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions, which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, such income will be subject to a 100% tax. Fifth, if we fail to satisfy either the 75% gross income test or the 95% gross income test, but nonetheless maintains our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on the greater of the amount by which we fail the 75% or 95% test, multiplied by a fraction intended to reflect our profitability. Sixth, if we fail to distribute during each calendar year at least the sum of
(a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year and (c) any undistributed taxable income from prior years, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if we acquire any asset from a C corporation, a corporation generally subject to full corporate level tax, in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation and we recognize gain on the disposition of such asset during the ten-year period, which we refer to as the "Recognition Period", beginning on the date on which such asset was acquired by us, then, to the extent of such property's "built-in" gain, the excess of the fair market value of such property at the time of acquisition by SL Green over the adjusted basis in such property at such time, such gain will be subject to tax at the highest regular corporate rate applicable, which we refer to as the "Built-In Gain Rule".



REQUIREMENTS FOR QUALIFICATION



    The Code defines a REIT as a corporation, trust, or association (a) that is managed by one or more trustees or directors; (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (c) that would be taxable as a domestic corporation, but for Section 856 through 859 of the Code; (d) that is neither a financial institution nor an insurance company subject to certain provisions of the Code;
(e) the beneficial ownership of which is held by 100 or more persons; (f) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals; and (g) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (a) through (d), inclusive, must be met during the entire taxable year and that condition (e) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Conditions (e) and
(f), however, will not apply until after the first taxable year for which an election is made to be taxed as a REIT. We believe we have issued and have outstanding sufficient shares of stock with sufficient diversity of ownership to allow us to satisfy conditions (e) and (f). In addition, we intend to comply with Treasury Regulations requiring us to ascertain the actual ownership of our outstanding shares. Our Charter includes restrictions regarding the transfer of its shares of capital stock that are intended to assist us in continuing to satisfy the share ownership requirements described in (e) and (f) above. SEE "RESTRICTIONS ON OWNERSHIP OF CAPITAL STOCK."



    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for Federal income tax purposes and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of the REIT itself. Similarly, a single member limited liability company owned by the REIT or by the Operating Partnership is disregarded as a separate entity for Federal income tax purposes. SEE "RECENT DEVELOPMENTS" BELOW.



    In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that for purposes of the gross income tests and asset tests, the REIT will be deemed to own its proportionate share, based on its interest in partnership capital, of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the assets and gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income tests and asset tests, that they have in the hands of the partnership. Thus, our proportionate share of the assets, liabilities and items of gross income of the Operating Partnership will be treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.



    INCOME TESTS. In order to maintain qualification as a REIT, certain gross income tests must be satisfied annually. First, at least 75% of the REIT's gross income, excluding gross income from "prohibited transactions", for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property, including "rents from real property" and, in certain circumstances, interest, or from certain types of temporary investments. Second, at least 95% of the REIT's gross income, excluding gross income from prohibited transactions, for each taxable year must be derived from such real property investments described above and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing.



    Rents received by a REIT will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or a direct or indirect owner of 10% or more of the REIT, directly or constructively, owns 10% or more of such tenant, which we refer to as a "Related Party Tenant". Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received with respect to a property to qualify as "rents from real property," the REIT generally must not operate or manage the property or furnish or render services to tenants, except through an "independent contractor" who is adequately compensated and from whom the REIT derives no income. The "independent contractor" requirement, however, does not apply to the extent the services provided by the REIT are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant." However, under the DE MINIMIS rule for noncustomary services, if the value of the noncustomary service income with respect to a property, valued at no less than 150% of the REITs direct costs of performing such services, is 1% or less of the total income derived from the property, then all rental income except the noncustomary service income will qualify as "rents from real property."



    If we fail to satisfy one or both of the 75% or the 95% gross income tests for any taxable year, we nevertheless may qualify as a REIT for such year if we are entitled to relief under certain provisions of the Code. These relief provisions generally will be available if our failure to meet any such tests was due to reasonable cause and not due to willful neglect, we attach a schedule of the sources of our income to our Federal corporate income tax return and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed in "GENERAL" above, even if these relief provisions were to apply, a tax would be imposed with respect to the excess net income.



    ASSET TESTS. We must also satisfy three tests relating to the nature of our assets at the close of each quarter of our taxable year. First, at least 75% of the value of our total assets must be represented by real estate assets, including (a) our allocable share of real estate assets held by the Operating Partnership or any partnerships in which the Operating Partnership owns an interest and (b) stock or debt instruments held for not more than one year purchased with the proceeds of a stock offering or long-term (i.e., at least five-year) public debt offering of SL Green, cash, cash items and government securities. Second, of the investments not included in the 75% asset class, the value of any one issuer's securities owned by SL Green may not exceed 5% of the value of our total assets. Third, of the investments not included in the 75% asset class, we may not own more than 10% of any one issuer's outstanding voting securities. SEE "RECENT DEVELOPMENTS" BELOW.



    After initially meeting the asset tests at the close of any quarter, we will not lose ours status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If the failure to satisfy the asset tests results from an acquisition of securities or other property during a quarter, the failure can be cured by disposition of sufficient nonqualifying assets within 30 days after the close of that quarter.



    ANNUAL DISTRIBUTION REQUIREMENTS. In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to (a) the sum of (A) 95% of our "REIT taxable income" (computed without regard to the dividends paid deduction and the REIT's net capital gain) and (B) 95% of the net income, after tax, if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. Such distributions must be paid during the taxable year to which they relate, or during the following taxable year, if declared before we timely file our tax return for the preceding year and paid on or before the first regular dividend payment after such declaration. In addition, a dividend declared and payable to a stockholder of record in October, November or December of any year will be treated as paid and received on December 31 of such year even if paid in January of the following year. To the extent that we do not distribute all of our net capital gain or distributes at least 95%, but less than 100%, of our "REIT taxable income," as adjusted, we will be subject to tax on the undistributed amount at regular corporate capital gains rates and ordinary income tax rates. Furthermore, if we fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income of such year, (b) 95% of our REIT capital gain income for such year and (c) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such amounts over the amounts actually distributed.



    We intend to make timely distributions sufficient to satisfy the annual distribution requirements. In this regard, it is expected that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Moreover, the Partnership Agreement of the Operating Partnership authorizes us, as general partner, to take such steps as may be necessary to cause the Operating Partnership to make distributions to its partners of amounts sufficient to permit us to meet these distribution requirements. It is possible, however, that we, from time to time, may not have sufficient cash or other liquid assets to meet the 95% distribution requirement due to timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of such income and deduction of such expenses in arriving at our REIT taxable income, or due to an excess of nondeductible expenses such as principal amortization or capital expenditures over non-cash deductions such as depreciation. In the event that such circumstances do occur, then in order to meet the 95% distribution requirement, we may cause the Operating Partnership to arrange for short-term, or possibly long-term, borrowings to permit the payment of required distributions.



    Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we would be required to pay to the IRS interest based upon the amount of any deduction taken for deficiency dividends.



FAILURE TO QUALIFY



    If we fail to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us, nor will we be required to make distributions. Unless entitled to relief under specific statutory provisions, we also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances we would be entitled to such statutory relief.



RECENT DEVELOPMENTS



    On April 28, 1999, a bill (H.R. 1616) was introduced in the House of Representatives which contains a provision that would change the restriction on the ability of a REIT to own securities of any issuer from the current 10% of the voting securities of an issuer to 10% of the vote or value of the securities of an issuer. In addition, the bill would allow REITs to own up to 100% of the stock of "taxable REIT subsidiaries." The bill includes several constraints which seek to ensure that REITs will not engage in substantial non-real estate activities and that taxable REIT subsidiaries will pay corporate level tax on their income. For example, the deductibility of the interest paid by a taxable REIT subsidiary to its affiliated REIT is subject to certain limitations. In addition, rents paid by a taxable REIT subsidiary to its affiliated REIT will constitute qualified rents to the REIT only if certain restrictions are met. The bill would not affect currently existing preferred stock subsidiaries except that preferred stock subsidiaries would generally not be able to expand their business activities or assets after the date of first committee action. However, a REIT could combine and convert preferred stock subsidiaries into taxable REIT subsidiaries tax-free within a certain time frame. The bill also contains a provision, among others, that would reduce a REIT's annual distribution requirement from the current 95% of REIT taxable income to 90%. A bill, S. 1057, substantially identical to H.R. 1616, was introduced in the Senate on May 14, 1999. Some of the foregoing provisions contained in the bill were also contained in the Clinton Administration's February 1999 budget proposal, but with modifications. If either of the bills or the proposal were enacted in their present forms, they may affect our operations and limit the future activities and growth of our subsidiary corporations. No one can predict, however, as to whether either of the bills will be enacted into law or whether the proposal will be introduced as another bill in Congress and if so introduced, whether it would be enacted.



TAXATION OF STOCKHOLDERS



    The discussion does not address all of the tax consequences that may be relevant to particular stockholders in light of their particular circumstances. Stockholders should consult their own tax adviser for a complete description of the tax consequences of investing in the offered stock.

U.S. STOCKHOLDERS



    As used herein, the term "U.S. Stockholder" means a stockholder who is a "U.S. Person". A "U.S. Person" is defined as a citizen or resident of the United States, a corporation or partnership (including an entity treated as a corporation or partnership for United States Federal income tax purposes) created or organized in or under the laws of the United States, any State of the United States or the District of Columbia, other than a partnership that is not treated as a U.S. Person under any applicable Treasury regulations, or an estate whose income is subject to United States Federal income tax regardless of its source, or a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as U.S. Persons prior to such date, that elect to continue to be treated as U.S. Persons, also will be U.S. Persons.



    DISTRIBUTIONS. As long as we qualify as a REIT, distributions made to our taxable U.S. Stockholders out of current or accumulated earnings and profits and not designated as capital gain dividends will be taken into account by them as ordinary income. Corporate stockholders will not be eligible for the dividends received deduction as to such amounts. Distributions that are designated as capital gain dividends will be taxed as capital gains to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held our stock. If we elect to retain and pay income tax on any net capital gain, U.S. Stockholders would include in their income as capital gain their proportionate share of such net capital gain. A U.S. Stockholder would also receive a refundable tax credit for such stockholder's proportionate share of the tax paid by SL Green on such retained capital gains and an increase in its basis in the stock of SL Green in an amount equal to the difference between the undistributed capital gains and the amount of tax paid by SL Green. Distributions in excess of current and accumulated earnings and profits will not be taxable to a stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of the stock. To the extent that such distributions exceed a stockholder's adjusted basis in the stock, such distribution will be included in income as capital gain, assuming the stock is a capital asset in the hands of the stockholder.



    Any dividend declared by us in October, November or December of any year payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder on December 31 of such year, even if the dividend is actually paid by us during January of the following calendar year.

    SALE OR EXCHANGE. In general, a U.S. Stockholder will realize capital gain or loss on the sale or exchange of the stock equal to the difference between (a) the amount of cash and the fair market value of any property received on such disposition, and (b) the stockholder's adjusted basis in the stock. To the extent a U.S. Stockholder who is an individual, a trust or an estate holds the stock for at least one year, any gain realized would be subject to a maximum rate of 20%



    BACKUP WITHHOLDING. We will report to our U.S. Stockholders and the IRS the amount of dividends paid during each calendar year and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or
(b) provides a taxpayer identification number and certifies as to no loss of exemption, and otherwise complies with the applicable requirements of the backup withholding rules. In addition, we may be required to withhold a portion of capital gain distributions made to any stockholders who fail to certify their non-foreign status to us.



TAXATION OF TAX-EXEMPT STOCKHOLDERS



    The IRS has ruled that amounts distributed as dividends by a qualified REIT generally do not constitute unrelated business taxable income ("UBTI") when received by a tax-exempt entity. Based on that ruling, the dividend income will not be UBTI to a tax-exempt stockholder, provided that the tax-exempt stockholder has not held stock as "debt financed property" within the meaning of the Code and such stock is not otherwise used in a trade or business. Similarly, income from the sale of the stock will not constitute UBTI unless such tax-exempt stockholder has held such stock as "debt financed property" within the meaning of the Code or has used the shares in a trade or business.



TAXATION OF NON-U.S. STOCKHOLDERS



    The rules governing U.S. Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships and other foreign stockholders, which refer to collectively as "Non-U.S. Stockholders", are complex and no attempt will be made herein to provide more than a limited summary of such rules. Non-U.S. Stockholders should consult with their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws with regard to an investment in the stock, including any reporting requirements.



    ORDINARY DIVIDENDS. Distributions, other than distributions that are treated as attributable to gain from sales or exchanges by us of U.S. real property interests and other than distributions designated by us as capital gain dividends, will be treated as ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions to Non-U.S. Stockholders will ordinarily be subject to a withholding tax equal to 30% of the gross amount of the distribution, unless an applicable tax treaty reduces that tax rate. However, if income from the investment in the shares of the stock is treated as effectively connected with the Non-U.S. Stockholder's conduct of a U.S. trade or business, the Non-U.S. Stockholder generally will be subject to a tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such dividends and may also be subject to the 30% branch profits tax if the stockholder is a foreign corporation.



    Pursuant to the Final Regulations generally effective for payments made on or after January 1, 2001, dividends paid to an address in a country outside the United States will no longer be presumed to be paid to a resident of such country for purposes of determining the applicability of withholding discussed above and the applicability of a tax treaty rate. A Non-U.S. Stockholder who wishes to claim the benefit of an applicable treaty rate will now be required to satisfy certain certification and other requirements.

    RETURN OF CAPITAL. Distributions in excess of our current and accumulated earnings and profits, which are not treated as attributable to the gain from the disposition by us of a U.S. real property interest, will not be taxable to a Non-U.S. Stockholder to the extent that they do not exceed the adjusted basis of the stock, but rather will reduce the adjusted basis of such stock. To the extent that such distributions exceed the adjusted basis of the stock, they will give rise to tax liability if the Non-U.S. Stockholder otherwise would be subject to tax on any gain from the sale or disposition of its stock, as described below. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Stockholder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.



    CAPITAL GAIN DIVIDENDS. For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of U.S. real property interests will be taxed to a Non-U.S. Stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980, as amended ("FIRPTA"). Under FIRPTA, these distributions are taxed to a Non-U.S. Stockholder as if such gain were effectively connected with a U.S. business. Thus, Non-U.S. Stockholders will be taxed on such distributions at the same capital gain rates applicable to U.S. stockholders, subject to any applicable alternative minimum tax and special alternative minimum tax in the case of nonresident alien individuals), without regard to whether such distributions are designated by us as capital gain dividends. Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Stockholder not entitled to treaty relief or exemption. We are required by applicable Treasury Regulations under FIRPTA to withhold 35% of any distribution that could be designated by us as a capital gain dividend.



    SALE OR EXCHANGE OF STOCK. Gain recognized by a Non-U.S. Stockholder upon a sale or exchange stock, including a redemption that is treated as a sale, generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in respect of which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by foreign persons. However, gain not subject to FIRPTA will be taxable to a Non-U.S. Stockholder if (a) investment in the stock is treated as "effectively connected" with the Non-U.S. Stockholder's U.S. trade or business, in which case the Non-U.S. Stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (b) the Non-U.S. Stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, or maintains an office or fixed place of business in the United States to which the gain is attributable, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. A similar rule will apply to capital gain dividends not subject to FIRPTA.



    Although we anticipate that we will qualify as a domestically controlled REIT, no assurance can be given that we will continue to so qualify. If we were not a domestically controlled REIT, whether or not a Non-U.S. Stockholder's sale of stock would be subject to tax under FIRPTA would depend on whether or not the stock were regularly traded on an established securities market and on the size of the selling Non-U.S. Stockholder's interest in us. If the gain on the sale of the stock were to be subject to tax under FIRPTA, the Non-U.S. Stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals, and the purchaser of such stock may be required to withhold 10% of the gross purchase price.



OTHER TAX CONSIDERATIONS



    EFFECT OF TAX STATUS OF OPERATING PARTNERSHIP AND OTHER ENTITIES ON REIT QUALIFICATION. All of our significant investments are held through the Operating Partnership. The Operating Partnership may hold interests in certain Properties through Property-owning entities. The Operating Partnership and the Property-owning entities, as well as the Management LLC, involve special tax considerations. These tax considerations include: (a) allocations of income and expense items of the Operating Partnership and the Property-owning entities, which could affect the computation of taxable income of SL Green, (b) the status of the Operating Partnership, the Property-owning entities and the Management LLC as partnerships or entities that are disregarded as entities separate from their owners as, opposed to associations taxable as corporations, for income tax purposes and (c) the taking of actions by the Operating Partnership or any of the Property-owning entities that could adversely affect our qualification as a REIT.



    In the opinion of Brown & Wood LLP, based on certain representations by SL Green and the Operating Partnership, for Federal income tax purposes, the Operating Partnership will be treated as a partnership and neither the Management LLC nor any of the Property-owning entities will be treated as an association taxable as a corporation. If, however, the Operating Partnership or any of such other entities were treated as an association taxable as a corporation, we would fail to qualify as a REIT for a number of reasons.



    The Partnership Agreement requires that the Operating Partnership be operated in a manner that will enable us to satisfy the requirements for classification as a REIT. In this regard, we will control the operation of the Operating Partnership through its rights as the sole general partner of the Operating Partnership.



    TAX ALLOCATIONS WITH RESPECT TO THE PROPERTIES. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes. Therefore, the partnership's basis is equal to the adjusted basis of the contributing partner in the property), rather than a basis equal to the fair market value of the property at the time of contribution. Pursuant to Section 704(c) of the Code, income, gain, loss and deductions attributable to such contributed property must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution, which we refer to as a "Book-Tax Difference"). Such allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership was funded by way of contributions of appreciated property to the Operating Partnership in the transactions leading to its formation. Consequently, the Operating Partnership Agreement will require such allocations to be made in a manner consistent with Section 704(c) of the Code and the regulations thereunder, which we refer to as the "Section 704(c) Regulations".



    The Section 704(c) Regulations require partnerships to use a "reasonable method" for allocation of items affected by Section 704(c) of the Code and they outline three methods which may be considered reasonable for these purposes. The Operating Partnership intends to use the "traditional method" of Section 704(c) allocations, which is the least favorable method from our perspective because of certain technical limitations. Under the traditional method, depreciation with respect to a contributed property for which there is a Book-Tax Difference first will be allocated to SL Green and other partners who did not have an interest in such property until they have been allocated an amount of depreciation equal to what they would have been allocated if the Operating Partnership had purchased such property for its fair market value at the time of contribution. In addition, if this property is sold, gain equal to the Book-Tax Difference at the time of sale will be specially allocated to the contributor of the property. These allocations will tend to eliminate the Book-Tax Differences with respect to the contributed properties over the depreciable lives of the contributed property. However, they may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. This could cause us (a) to be allocated lower amounts of depreciation deduction for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time of contribution and (b) to be allocated lower amounts of taxable loss in the event of a sale of such contributed interests in the properties at a book loss, than the economic or book loss allocated to us as a result of such sale, with a corresponding benefit to the other partners in the Operating Partnership. These allocations possibly might adversely affect our ability to comply with REIT distribution requirements, although we do not anticipate that this will occur. These allocations may also affect our earnings and profits for purposes of determining the portion of distributions taxable as a dividend income. The application of these rules over time may result in a higher portion of distributions being taxed as dividends than would have occurred had we purchased our interests in the Properties at their agreed values.



    Interests in the properties purchased by the Operating Partnership for cash simultaneously with or subsequent to our admission to the Operating Partnership initially will have a tax basis equal to their fair market value. Thus, Section 704(c) of the Code will not apply to such interests.



STATE AND LOCAL TAX



    SL Green and our stockholders may be subject to state and local tax in states and localities in which it does business or owns property. Our tax treatment and the stockholders in such jurisdictions may differ from the Federal income tax treatment described above.

                              PLAN OF DISTRIBUTION


    SL Green may sell the securities to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.



    Underwriters may offer and sell the securities at a fixed price or prices, which may be changed related to the prevailing market prices at me time of sale or at negotiated prices. SL Green also may, from time to time, authorize underwriters acting as their agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from SL Green in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent.



    Any underwriting compensation paid by SL Green to underwriters or agents in connection with the offering of securities, and any discounts, concessions for commissions allowed by underwriters to participating dealers, are set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions, under the Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with SL Green and the Operating Partnership, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act of 1933.



    Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for SL Green and the Operating Partnership and its subsidiaries in the ordinary course of business.


                                 LEGAL MATTERS


    The validity of the issuance of the securities offered hereby and certain legal matters described under "Federal Income Tax Considerations" will be passed upon for SL Green by Brown & Wood LLP, New York, New York.


                                    EXPERTS


    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the year ended December 31, 1998 and for the period August 21, 1997, which is the date of commencement of operations to December 31, 1997, the combined financial statements of the SL Green Predecessor and schedule for the period January 1, 1997 to August 20, 1997 and for the year ended December 31, 1996 and the combined financial statements of the uncombined joint ventures of the SL Green Predecessor for the period January 1, 1997 to August 20, 1997 and for the year ended December 31, 1996 included in our Annual Report on Form 10-K and the statement of revenues and certain expenses for the 555 West 57(th) Street property for the year ended December 31, 1998, included in our Current Report on Form 8-K/A dated January 25, 1999 as set forth in their reports which are incorporated by reference in this registration statement. Our financial statements and schedule and the financial statements and schedule mentioned above are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE



    This document and the documents that are incorporated by reference contain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include information concerning possible or assumed future results of our operations, including any forecasts, projections and plans and objections for future operations. You can identify forward-looking statements by the use of forward-looking expressions like "may," "will," "should," "expect," "anticipate," "estimate," or "continue" or any negative or other variations on the expressions. Many factors could affect our actual financial results, and could cause actual results to differ materially from those in the forward-looking statements. These factors include the following:



    - general economic or business conditions, either nationally or in New York City, being less favorable than expected;



    - demand for office space;



    - risks of real estate acquisition;



    - availability and creditworthiness of prospective tenants;



    - adverse changes in the real estate markets;



    - unanticipated increases occurring in financing and other costs;



    - competition with other companies;



    - legislative or regulatory changes adversely affecting real estate investment trusts and the real estate business; and



    - environmental and/or safety requirements.



    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus might not occur.

                            ------------------------


    You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.



                      WHERE YOU CAN FIND MORE INFORMATION



    We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms located at Judiciary Plaza, 450 Fifth Street, N.W, Washington, D.C. 20549, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at "http://www.sec.gov."

    We have filed a registration statement on Form S-3, of which this prospectus forms a part, to register the securities with the SEC. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.



    The SEC allows us to "incorporate by reference" information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us, our business and our finances.



DOCUMENT                                                                       PERIOD
-----------------------------------------------------------------------  -------------------
Annual Report on Form 10-K
  (File No. 1-13199)...................................................  Year ended December 31, 1998
Quarterly Reports on Form 10-Q (File No. 1-13199)......................  Quarter ended March 31, 1999


                                                                                DATED                FILED
                                                                         -------------------  --------------------
Current Reports on Form 8-K                                              January 25, 1999     February 8, 1999
  (File No. 1-13199)...................................................  March 22, 1999       March 23, 1999
                                                                         May 24, 1999         June 8, 1999


                                                                                DATED                FILED
                                                                         -------------------  --------------------
Amendments to Current Reports on Form 8-K
  (File No. 1-13199)...................................................  January 25, 1999     April 9, 1999



    Any documents which we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the end of any offering of securities made under this prospectus will also be considered to be incorporated by reference.



    If you request, either orally or in writing, we will provide you with a copy of any or all documents which are incorporated by reference. The documents will be provided to you free of charge, but will not contain any exhibits, unless those exhibits are incorporated by reference into the document. Requests should be addressed to Benjamin Feldman, Esq., SL Green Realty Corp., 420 Lexington Avenue, New York, NY 10170, telephone number (212) 594-2700.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


    The following sets forth the estimated expenses in connection with the issuance and distribution of our securities being registered hereby, other than underwriting discounts and commissions, all of which will be borne by SL Green:


Securities and Exchange Commission registration fee............  $111,200.00
Printing and engraving expenses................................   10,000.00
NASD fees......................................................   30,500.00
Legal fees and expenses........................................   50,000.00
Accounting fees and expenses...................................   25,000.00
Blue Sky fees and expenses.....................................    5,000.00
Miscellaneous..................................................   15,000.00
                                                                 ----------
  Total........................................................  $246,700.00
                                                                 ----------
                                                                 ----------

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.


    The Maryland General Corporation Law, as amended from time to time, permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services, or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Amended and Restated Articles of Incorporation contain a provision which eliminates the liability to the maximum extent permitted by Maryland law.



    The Amended and Restated Articles of Incorporation authorize SL Green, to the maximum extent permitted by Maryland law, to obligate itself to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer or (b) any individual who, while a director of SL Green and at the request of SL Green, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. The Bylaws of SL Green obligate it, to the maximum extent permitted by Maryland law, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any present or former director or officer who is made a party to the proceeding by reason of his service in that capacity or (b) any individual who, while a director of SL Green and at the request of SL Green, serves or has served another corporation, partnership, joint venture, trust, employee benefit plan or any other enterprise as a director, officer, partner or trustee of the corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made a party to the proceeding by reason of his service in that capacity. The Amended and Restated Articles of Incorporation and Bylaws also permit SL Green to indemnify and advance expenses to any person who served a predecessor of SL Green in any of the capacities described above and to any employee or agent of SL Green or a predecessor of SL Green.



    The Maryland General Corporation Law requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The Maryland General Corporation Law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and
(1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation. In addition, the Maryland General Corporation Law requires SL Green, as a condition to advancing expenses, to obtain (a) a written affirmation by the director or officer of his good faith belief that he has met the standard of conduct necessary for indemnification by SL Green as authorized by the Bylaws and (b) a written statement by or on his behalf to repay the amount paid or reimbursed by SL Green if it shall ultimately be determined that the standard of conduct was not met.


    SL Green has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that SL Green indemnify its executive officers and directors to the fullest extent permitted by law and advance to the executive officers and directors all related expenses, subject to reimbursement if it is subsequently determined that indemnification is not permitted. Under these agreements, SL Green must also indemnify and advance all expenses incurred by executive officers and directors seeking to enforce their rights under the indemnification agreements and may cover executive officers and directors under SL Green's directors' and officers' liability insurance. Although indemnification agreements offer substantially the same scope of coverage afforded the Bylaws, they provide greater assurance to directors and executive officers that indemnification will be available, because, as contracts, they cannot be modified unilaterally in the future by the Board of Directors or the shareholders to eliminate the rights they provide.


    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling SL Green pursuant to the foregoing provisions, SL Green has been informed that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Act and is therefore unenforceable.


ITEM 16. EXHIBITS.


      1.1  --Form of Underwriting Agreement.(1)
      4.1  --Form of Designating Amendment for Preferred Stock.(1)
      5.1  --Opinion of Brown & Wood LLP as to the legality of the securities.
      8.1  --Opinion of Brown & Wood LLP as to tax matters.
     12.1  --Calculation of Ratios of Earnings to Combined Fixed Charges and Preferred Dividends.
     23.1  --Consent of Brown & Wood LLP (included in Exhibit 5.1).
     23.2  --Consent of Ernst & Young LLP.
     24.1  --Power of attorney (included on signature page of this registration statement) (2).


------------------------


(1) To be filed by amendment or incorporated by reference in connection with the offering of securities.



(2) Previously filed.


ITEM 17. UNDERTAKINGS.

    (a) The undersigned Registrant hereby undertakes:


        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement;

           (A) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;



           (B) To reflect in the prospectus any facts or events arising after the effective date of the registration statement, of the most recent post-effective amendment thereof, which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered if the total dollar value of securities offered would not exceed that which was registered and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;



           (C) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to the information in the registration statement.



       Provided, however, that paragraphs (1)(A) and (1)(B) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the registration statement.



        (2) That, for the purpose of determining any liability under the Securities Act of 1933, each of these post-effective amendments shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.



        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



    (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act, and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.



    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission the indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these liabilities, other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding, is asserted by the director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether the indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of this issue.


    (d) The undersigned Registrant hereby undertakes that:


        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon

    Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) under the Securities Act of of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.



        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, SL Green Realty Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, on June 14, 1999.


                                SL GREEN REALTY CORP.

                                BY:
                                     ------------------------------------------
                                                  DAVID J. NETTINA
                                                     PRESIDENT


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                         DATE
------------------------------------------------------  ---------------------------------  ----------------------

                                                        Chief Executive Officer and
     -------------------------------------------          Chairman of the Board of             June 14, 1999
                   Stephen L. Green                       Directors

                                                        President and Chief Operating
     -------------------------------------------          Officer (principal executive         June 14, 1999
                   David J. Nettina                       officer)

                                                        Executive Vice President and
                                                          Chief Financial Officer
     -------------------------------------------          (principal financial officer         June 14, 1999
                      Ann Iseley                          and principal accounting
                                                          officer)
     -------------------------------------------        Director                               June 14, 1999
                 Benjamin P. Feldman

                /s/ JOHN H. ALSCHULER*
     -------------------------------------------        Director                               June 14, 1999
                  John H. Alschuler

            /s/ EDWIN THOMAS BURTON, III*
     -------------------------------------------        Director                               June 14, 1999
               Edwin Thomas Burton, III

                  /s/ JOHN S. LEVY*
     -------------------------------------------        Director                               June 14, 1999
                     John S. Levy



*   By Power of Attorney

                                 EXHIBIT INDEX


  EXHIBITS                                                          DESCRIPTION
-----------             ---------------------------------------------------------------------------------------------------
       1.1      --      Form of Underwriting Agreement.(1)
       4.1      --      Form of Designating Amendment for Preferred Stock.(1)
       5.1      --      Opinion of Brown & Wood LLP as to the legality of the securities.
       8.1      --      Opinion of Brown & Wood LLP as to tax matters.
      12.1      --      Calculation of Ratios of Earnings to Fixed Charges.
      23.1      --      Consent of Brown & Wood LLP (included in Exhibit 5.1).
      23.2      --      Consent of Ernst & Young LLP.
      24.1      --      Power of attorney (included on signature page of this registration statement).(2)


------------------------


(1) To be filed by amendment or incorporated by reference in connection with the offering of securities.



(2) Previously filed.